Centrus Energy Corp.

2 Democracy Center

6903 Rockledge Drive

Bethesda, Maryland 20817

September 30, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ruairi Regan

Re:	Centrus Energy Corp.

Withdrawal of Registration Statement on Form S-3 (File No. 333-176564)

Dear Mr. Regan:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Centrus Energy Corp. (the “Company”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form S-3 (File No. 333-176564) as initially filed with the Commission under the Company’s former name USEC Inc. on August 30, 2011 and as amended on October 7, 2011, together with all exhibits thereto (the “Registration Statement”), with such request to be approved effective as of the date hereof.

The Registration Statement was never declared effective, and no securities have been exchanged, sold or issued thereunder. The Company is requesting withdrawal of the Registration Statement because it is no longer pursuing the registration of securities included therein.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We appreciate your assistance, and should you need any additional information, please feel free to contact our counsel Scott C. Herlihy of Latham & Watkins LLP at (202) 637-2277 at your convenience.

Sincerely, Centrus Energy Corp.

By:	/s/ John C. Barpoulis
Name: John C. Barpoulis Title: Senior Vice President and Chief Financial Officer

cc:	Peter B. Saba, Centrus Energy Corp.

Scott C. Herlihy, Latham & Watkins LLP